CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of Rancher Energy Corp. of our report dated June 28, 2007, with respect to our audit of Rancher Energy Corp.’s financial statements for the year ended March 31, 2007, our report dated June 28, 2007, with respect to our audit of the statement of revenues and operating expenses of South Cole Creek and South Glenrock operations for the period January 1, 2004 through August 31, 2004, and our report dated June 28, 2007, with respect to our audit of the historical summaries of revenue and direct operating expenses of properties acquired by Rancher Energy Corp. on January 4, 2007, for the year ended December 31, 2005 and the nine months ended September 30, 2006, included herein.

We also consent to the reference to our firm under the heading “Experts” in the prospectus.

HEIN& ASSOCIATES LLP

Denver, Colorado
October 19, 2007